

INVEST IN **BEUHI**

Candy-making & infusing smart appliance poised to rock $7.7B functional confections market

beuhi.com   Westfield, NJ   in   ⦿

Highlights

(1)   Minority woman co-founder/Chief Innovation Officer

2   Alpha+ prototype built, output tested, and independent lab-verified - Utility patent-pending

3   Selected as "Cannabis Tech Devices We're Excited About" by Cannabistech.com, December 2023

4   93% likelihood (likely to very likely) to want to purchase - - conducted by an independent company

5   Distribution demand proven: MOUs with retail, hospitality, lounges, nursing, brands & influencers

6   Experienced management team in bringing start-ups from ideation to market

7   Seasoned Advisory Board: experts from CPG, Media, On-Line Grocery, Cannabis & Lab testing industries

8   The cannabis industry is a fast growing industry in the U.S. according to revenue growth

Featured Investors



Catherine Poretta

Syndicate Lead

Follow

Invested
$30,000



"I believe Beuhi has developed an appliance with the capacity to revolutionize and reshape the candy industry, giving consumers the ability to manage their own consumption. Through this

the ability to manage their own consumption. Through this technology, Beuhi is driving a shift towards a more thoughtful and empowered approach to candy consumption, setting a new standard for the industry. The team Beuhi has built is extremely strong. Comprised of visionary innovators, this team embodies a blend of expertise and passion. I'm excited about both their huge growth and impact."



Other investors include Founder, Friends and family

Our Team



Paloma Campo Co-Founder & Chief Innovation Officer

Renowned illustrator for IBM, NBCU, and Fortune 500 companies. Celebrated for designs that merge aesthetics with intellect, crafting unforgettable experiences. Loves cooking, and pioneering new ideas. Shines in creativity, has the soul of an alchemist.



David Martin Co-Founder & CEO

A passionate and entrepreneurial leader with over 20 years of experience bringing to market, 2 health and wellness companies, 3 professional services firms, and an investor-backed MedTech company.



Rick Martin Co-Founder & COO/CFO

A seasoned entrepreneur and COO/CFO. Has brought 3 companies to market with the last being funded by Zurich and acquired by the Argo Group (NYSE ticker: AGII). MBA from the University of California, Riverside.



Jonathan Warnock Chief Marketing Officer

Celebrated brand & digital innovation strategist. With 2 decades of success in various sectors, his strategies shaped industry-leading products at NBCUniversal & AOL. Drove app development & product strategy for $800M e-commerce grocery, FreshDirect.



Philip Emeott Creative Director

Led the design team at $800M online grocer FreshDirect, managed creative operations at Blue Apron, and then served as Creative Manager for Baldor Specialty Foods, the $1.2B East Coast wholesaler.



Mike Kneller EVP, Sales

A cannabis industry business development veteran, he began his career as a New York City school teacher and honed his sales skills within the insurance industry at State Farm and Allstate insurance companies.

Elevating DIY Sweets with Infusion Innovation.

Beuhi is on a mission to provide transparency

and choice to functional candy, empowering consumers to tailor their creations to their unique preferences and needs.

beuhi™

Beuhi™ is taking a new approach to how botanical-infused gummies, chocolates, and hard candies are created. Consumers can choose to infuse their creations with any number of market-available botanicals and nutraceuticals.

THE PROBLEM

As reported by the National Institute of Health, federal and state investigations,

and in national media outlets, major issues exist for consumers within the $20B mass-produced infused confection market.

<u>National Institute of Health</u>

Consumers are faced with:

- Inconsistent dispersion, dosing, and timing

- Lack of trust and transparency in the ingredients and products

- Infused with cheap or unreliable botanicals

- Unpleasant aftertaste and texture

- Lack of consumer control over what they consume

- Limited lifestyle options (i.e. kosher, vegan)

- Intimidating and hard-to-navigate products

The Problem is Making Headlines




0 to 347%
The range of melatonin found
in 25 different infused candy brands
tested by JAMA
JAMA
SLEEP
GUMMIES
DEWEY — Vicki Myron
Redesigning the American Lawn
beuhi

Journal of American Medical Association (JAMA): *Quantity of Melatonin and CBD in Melatonin Gummies Sold in the US*

University of Wisconsin School of Pharmacy: *Non-Prescription CBD Product Labeling Largely Inaccurate, Study Finds*

The Denver Post: *Tests Show THC Content in Marijuana Edibles is Inconsistent*

The Washington Post: *That Weed You Bought Might not be as Potent as Promised...*

Calgary Heralds: *Faulty THC Levels Turning up in Legal Cannabis: Health Canada*

USA Today: Sports Supplements with Botanicals Often Contain Mystery Ingredients, Study Finds

Commonwealth Magazine: *Marijuana Content Labels Can't be Trusted*

Law Street Media: *Zarbee's Sued For Misrepresenting Melatonin Content in Products*

THE SOLUTION

Beuhi™ is the smart countertop appliance (patent pending) that will create gummies, chocolates, and hard candies infused with the user's supplied nutraceuticals, dietary & sports supplements, CBD, and cannabis – controlled by app-based secure smart technology for guaranteed consistency and desired botanical dispersion in every bite.


beuhi
beuhi
Pomegranate
Razzleberry
STEP 3
STEP 2

- **Hardware:** Elegantly designed countertop appliance, safe, secure, and easy to use with consistent and reliable output. Universal reusable infusing pod for user-supplied botanicals.
- **Subscription:** Includes proprietary formula pre-filled candy-making ingredient pods offering a variety of natural flavors and textures, transparent nutritional

information, customer-selected add-ons (dried fruits, nuts, candies) & finishers (sprinkles, nonpareils, dusting sugar).

- **App:** Secure control over the Beuhi appliance, e-commerce, formula management, journaling, data analytics, curated music, and video experiences with the online community (recipes, education, social).

MARKET OPPORTUNITY

118.4B
Total Addressable Market

Global Vitamin Supplement:	48.5B / 7.3 % CAGR
Global Legal Cannabis:	57.1B / 34.0% CAGR
Global CBD:	12.8B / 21.7% CAGR

23.4B
Service Addressable Market

Global Functional Candies:	9.6B / 11.7% CAGR
Global Infused Cannabis:	8.0B / 16.5% CAGR
Global Infused CBD:	5.8B / 12.5% CAGR

- The infused confectionery products designed for health & wellness or sports nutrition are typically infused with nutraceuticals (vitamins, minerals, proteins), botanicals, CBD, cannabis, and or, energy-boosting ingredients.

- This segment attracts consumers focused on dietary supplements and nutritional intake, who are seeking reliable, consistent products with natural ingredients and label transparency.

- This consumer is willing to spend a premium on infused confectionery products to help improve physical and mental health

Target Market
Serviceable Obtainable Market

Our go-to-market strategy will target the 55 million Americans who spent $30B on cannabis, including $4B on cannabis edibles.

Why Target the Cannabis Consumer?

- **The cannabis-infused market has a compound annual growth rate of 16.5% and is expected to grow globally**

to $37.11B in 2032.

- According to MJBizDaily, the cannabis industry is one of the fastest-growing industries in the U.S. by revenue growth, exceeding the chocolate, global opioid market, Starbucks North American sales, as well as the salty snack industry.

- Cannabis usage continues to shift toward personalized cannabis products as consumers become more educated and discerning; they seek craft cannabis products, becoming less price-sensitive and more benefit-driven.

- Cannabis consumers are shifting away from smoking/vaping due to the health risks and non-discreet nature of consumption.

- The demographics driving growth are affluent (women-focused), 30 - 75+ years old, who are experienced or new to cannabis or CBD, and are health and wellness conscious.

- Initial marketing spend will be on established legal U.S. cannabis markets (medical and or adult-use).

- Since Beuhi™ is not a cannabis company, it is not subject to the same regulatory hurdles that our cannabis competition must address, allowing Beuhi™ an easier path over the competition to reach the consumer.



An impressive 93%

likelihood to buy signals strong consumer demand!

beuhi™

COMPETITION

Beuhi™ competes against mass-produced infused confections and other consumption devices in the cannabis market.

Their strengths: numerous brands and product options that offer a commonplace solution and often consumer-offer a commonplace solution and often consumer recognized established brands.

Their weaknesses: inconsistent dispersion in mass-produced edibles, limited flavors/ingredients, no botanical infusion choices, products are intimidating and hard to navigate, subject to numerous local, state, and federal cannabis laws and regulations including how to market to customers.

REVENUE & BUSINESS MODEL





The Companion App
Manage Device Security, Subscription-based eCommerce, Formula Management, Personalized Journaling.

The Curated Experience
Virtual Experiences, Product Recommendations & Recipes, Wellness Support, Social & Shared Activities.








The Appliance

Bespoke Experience, Quick, Consistent Output, Custom Botanical Input.

The Canisters

Variety of Natural Flavors, Transparent Nutritional Information, Consistent Texture, Proprietary Formula.

Beuhi™ intends to diversify its revenue through 4 verticals:

Appliance (online/retail)

Canisters (subscription/retail)

App (e-commerce & data revenue share)

Curated Experiences (marketing/sponsorships/revenue share)

CONSUMER SENTIMENT & RECOGNITION

cannabis tech

DECEMBER 2023

6 LATEST CANNABIS TECH DEVICES WE'RE EXCITED ABOUT

Crafting Cannabis Culinary Artistry

Crafting Cannabis Culinary Artistry

In the dynamic realm of cannabis innovation, Beuhi emerges as a beacon of change, captivating enthusiasts and tech geeks alike. Beuhi stands out, not merely as an appliance but as the crescendo in the symphony of cannabis culinary innovation. I recently covered Beuhi in detail, so I'll keep this short.

What makes Beuhi truly exceptional is its ability to transform the messy endeavor of crafting cannabis-infused edibles into a precise and streamlined experience. The ingenious cartridge system ensures not only consistency in dosing but also bids farewell to kitchen chaos.

This device, poised to set a new benchmark in DIY precision, allows users to select from a variety of flavors and products, simplifying the infusion process with pre-filled ingredient cartridges. It's more than just a kitchen gadget; it's a narrative of how technology can elevate our cannabis experiences.



"Beuhi stands out, not merely as an appliance but as the crescendo in the symphony of cannabis culinary innovation."

Beuhi™ is seeing increasing demand in the form of social growth, content reach, general and media interest, and direct feedback.

"Cannabis enthusiasts, buckle up. Beuhi isn't just another appliance; it's the crescendo in the symphony of cannabis culinary innovation"

Cannabis Industry Journalist

"We have a 7 stores in 2 states and would be interested in this device in our stores"

Multi-State Operator

"When can I get this into my dispensary..."

Dispensary Owner

"...I'd love to help get this product into consumer hands..."

Accredited Cannabis Testing Lab

> *"Absolutely love this idea and could definitely use one of these ASAP"*

Cannabis Wholesaler

> *"...I think people would love it"*

Cannabis Community Specialist

TRACTION & VALIDATION ROADMAP

PATENT PENDING APPLIANCE	APP	DISTRIBUTION
Alpha-Prototype completed April 2023 Independent lab tests yield consistent dispersion U.S. Provisional Patent App. Ser. No. 63/472,368; CANDY-MAKING DEVICE; Our Ref: 2545S-001P2	Smart connected app specs and wireframes completed April 2023	Executed Memorandum of Understanding ("MOU") with the following segments: Hospitality and Lodging Restaurant Dispensary Retail Consumption Lounge Ecommerce Brand Community Outreach Cannabis Nursing Care Influencer Chef

CONSUMER SENTIMENT	RECOGNITION	ADVISORY BOARD
Independent research company surveyed 200+ cannabis edibles users resulting in a 93% likelihood (likely to very likely) to want to purchase the appliance. On Amazon alone, consumers spend $8M a year on the top 3 cannabis decarb and manual gummy maker. Consumer interest campaign (sizzle video, become Beuhi Buddy, consumer survey) launched August 2023.	Featured in Cannabis Tech December 2023 "6 Latest Cannabis Tech Devices We're Excited About". Selected and completed 1871 inaugural Cannabis Innovation Lab, an immersive program for those in cannabis tech.	Comprised of seasoned executives with deep experience in national consumer retail sales and marketing, independent lab cannabis testing, motion design, global consumer product goods, programmatic direct response advertising, alums: Cannabis Chamber of Commerce, L'Oreal, Good Soul Brands, ACT Laboratories, Disney, Publicis Media, Blue Apron, FreshDirect, QVC, HSN.

US CONSUMERS LOVE THEIR COUNTERTOP APPLIANCES



EASY BAKE OVEN
$7.5B+ SALES
RELEASED: 1963



THE CROCK POT
$15B+ SALES
RELEASED: 1971







BREAD MAKER
$2.5B+ SALES
RELEASED: 1986



GEORGE FOREMAN GRILL
$2B+ SALES
RELEASED: 1994



SHOWTIME ROTISSERIE
$1B SALES
RELEASED: 1998



SODA STREAM
$4B+ SALES
RELEASED: 1998



KEURIG K CUP
$2.5B+ SALES
RELEASED: 2004



AIR FRYER
$1.2B+ SALES
RELEASED: 2010

PRODUCT VALIDATION

An independent research company surveyed 200+ cannabis edible users, resulting in a 93% likelihood (likely to very likely) to purchase the appliance at a median price of $418.50.



How LIKELY are you to WANT the Beuhi At-Home Candy Making and Infusing Appliance?

1 - Not Likely	2 -	3 - Likley	4 -	5 - Very Likely
14	23	57	74	73



How Much Would You Expect Beuhi to Cost?

$125 - $349	$350 - $499	$500 - $749	$750 - $999	$1000 - $1500
103	75	43	16	4

The survey confirmed the key items that influence the

The survey confirmed the key items that influence the cannabis edibles consumer are:

- Quality
- Consistency
- Flavor/texture
- Ability to choose potency

On Amazon alone, consumers spend $8.5M a year on the top 3 cannabis decarboxylation and manual gummy makers. In addition, consumers spend ~$10M a year on an at-home cocktail maker with pod ingredients.

Respondent Demographics

Number of respondents: 230

Source

Independent survey company: 200
Friends, Family, LinkedIn: 30

Identify As

Female: 124 (53.91%)
Male: 106 (46.095)

Cannabis Usage Frequency

1-4X a month: 97 (42.17%)
5-8X a month: 59 (25.65%)
9-12X a month: 41 (17.83%)
13X+ a month: 28 (12.17%)

State of Residence

California: 134 (58.26%)
Massachusetts: 44 (19.13%)
Michigan: 34 (14.78%)
New Jersey: 6 (2.61%)
New York: 5 (2.17%)
Illinois: 3 (1.30%)
Other: 4 (1.74%)

Age / Generation

Age / Generation

Gen Y / Millennial: 117 (50.87%)
Gen X: 68 (29.57%)

MARKETING & SALES STRATEGY

 Target and advertise on social media platforms and search engines.

 Form partnerships with influencers to enhance trust and credibility.

 Deliver exceptional customer experiences to build loyalty and increase positive reviews.

 Sell through Amazon, select retailers, and eCommerce channels.



Participate in trade shows and industry expos to educate the market.



Implement referral programs to generate new leads and increase loyalty.



Establish partnerships with medical and advocacy groups in support of functional/medicinal confections as safer and non-addictive alternatives.

NEWS AND MEDIA



Beuhi CEO David Martin sits down with Samuel Fisher, Co-Founder of Green Dispensary Marketing to discuss Beuhi's mission

March 5, 2024



Cannabis Industry Expert John Svoboda Joins Beuhi, Inc. Advisory Board

Cannabis Industry Veteran John Svoboda Joins Beuhi, Inc. Advisory Board

February 13, 2024





Beuhi, Inc. and Private Caregivers Collective LLC Join Forces

February 7, 2024



Off Road with Frank Ferraro Interview David Martin CEO of Beuhi

February 5, 2024





Beuhi's CEO David Martin Featured in Article on Grownin.com

January 11, 2024



Marijuana Mind - Ep. 103 Beuhi Candy and Infusion with David Martin

December 16, 2023



6 Latest Cannabis Tech Devices We're Excited About

December 12, 2023



Cannabis Tech - Introducing Beuhi: A Glimpse at a Culinary Revolution for the DIY Cannabis Enthusiast

December 5, 2023



AR Hero and Beuhi Unite
to Revolutionize How
Consumers Experience
the Cannabis Edible
Space with Augmented
Reality - From Selection
to Consumption

AR Hero and Beuhi Unite to Revolutionize How Consumers Experience the Cannabis Edible Space with Augmented Reality - From Selection to Consumption

November 21, 2023



Beuhi Announces
Partnership with
Renowned Cannabis
Chef and Influencer
Guidance Moon

Beuhi and Chef Guidance Moon Announce Content Partnership

October 31, 2023



Beuhi Welcomes Cannabiz's Melissa Perrucci to Advisory Board

October 17, 2023

OUR TEAM

Our seasoned executive team, blending marketing and sales leadership, with operational and financial expertise, drives Beuhi's innovation and strategic vision. Their collective experience and success enable them to craft forwardthinking strategies for sustainable growth, setting industry benchmarks.

Our advisory board, featuring leading figures in consumer product goods, finance, marketing, and the cannabis industry, provides insights and guidance to ensure Beuhi™ not only foresees the future but also shapes it.

Together, this combination of talent and leadership provides Beuhi™ with both competitive and differential advantages that position Beuhi™ to capitalize on opportunities, overcome challenges, and create lasting value.

Advisory Board



Pat Parenty

President L'Oreal Professional Product Division, U.S. Brands, Retired



Drew Matilsky

CEO & Founder of Good Soul Brands



Marcy McKenna

CEO, Award Winning
Inventor & Entrepreneur,
HSN & Amazon Influencer



Jeff Nemeth

Co-Founder,
Strategic Advisor,
former CEO,
ACT Laboratories Inc



Melissa Perrucci

Founder & CEO,
CanDu Media



John Svoboda

Executive Director,
The Cannabis Chamber
of Commerce and
cannabis industry veteran.





Josh Martin

Former President,
Zenith Optimedia Direct,
DR Advertising expert



Frank Lee

3D Animation Expert
& Creative Consultant

FINANCIALS

The following proforma financials and sources and uses are based upon a total capitalization of $5.5 million.

The purpose of the WeFunder raise is to take the existing alpha prototype and engineer a "Production Intent Prototype" with an IoT App. Once the "Production Intent Prototype" is developed, we will need to address: 1) the Supply Chain, 2) Manufacturing, 3) Fulfillment, and 4) Logistics. Including this current offering, to have the potential to become revenue-generating and profitable within 20 months, we will need to raise $3.5 million of funding (debt or equity) and have a debt or credit line of $2 million for inventory financing.

Beuhi has engaged the accounting firm of Mongio & Associates CPA LLC which has prepared a **CPA Review** of our financial statements and Gittleman & Company, P.C. to be our tax accountants.

Key Assumptions and Comparables

Estimated Unit Pricing		Low		High
Manufactuing Cost/Unit	$	275	$	300
Proposed Sale Price	$	550	$	600
Profit/Unit	$	275	$	300

Key Comps (Botanicals/Alcohol) for Hardware (low to high)

Volcano	$479-$699
Levo	$399-$749
Ardent Novo Decarboxylate	$250-$615
Bartesian (alcohol)	$400-$500
Leaf (grower)	$2,990
Source Turbo (oils)	$599

Subscription Pricing		Price
Average Monthy Subscription	$	44.99

Key Monthly Subscription Comps (low to high)

Bartesian	$38-$135
Wine Club	$51-$80
Beer of the Month	45
LoungeSquare Juul Vape	$38-$72
Nugg Club (Cannabis)	99
High Hellow Box	$75-$105
Cannabox	32.99
Hemper	$9.99-$150

PROFIT AND LOSS	Year 1	Year 2	Year 3	Year 4	Year 5
Total Sales Units	147	7,221	15,607	31,082	61,013
Revenue*	88.609	5.294.702	14.481.594	29.834.185	59.656.128

Hardware Revenue		3,873,508	8,410,230	16,755,697	32,926,097
Subscription Revenue		1,254,414	5,776,315	12,502,556	25,659,518
Shipping		166,780	295,049	575,931	1,070,513
COGS	8,212	4,562,833	8,497,511	24,176,380	27,090,923
Net Revenue	80,397	731,870	5,984,083	5,657,804	32,565,205
Expenses					
Salary Costs	193,500	1,393,900	1,954,428	2,070,109	2,190,137
Marketing	60,000	654,477	1,177,434	1,695,711	2,653,735
Professional Services	67,500	97,200	396,000	396,000	396,000
Technology	285,500	162,500	171,000	173,000	176,000
Insurance	17,000	42,000	75,000	110,000	140,000
Other G&A	22,000	208,000	256,000	268,000	268,000
Total Expenses	645,500	2,558,077	4,029,861	4,712,820	5,823,871
EBITDA	(565,103)	(1,826,207)	1,954,222	944,985	26,741,334
Performance Based Incentive Comp	-	-	293,133	141,748	4,011,200
Tax Paid (Net of Loss Carry)	-	-	287,232	297,198	8,410,150
Net Income	(565,103)	(1,826,207)	1,373,856	506,039	14,319,984
CapX (R&D/Prototype/Supply Chain)	400,000	300,000	600,000	600,000	600,000

*does not include revenue from Data Share or Content Partners

Forward-looking projections cannot be guaranteed.

SOURCES AND USES	Functional Prototype Months 1-3	Production Intent Months 4-7	Sample Units & Sales Months 8-12	Supply Chain & Sales Year 1	Year 2
Sources					
Investment	300,000	-	900,000	1,200,000	4,300,000
Wefunder Fee	(23,700)	-	(71,100)	(94,800)	-
Debt	-	-	-	-	-
Gross Revenue	-	-	88,609	88,609	5,294,702
Total Sources	276,300	-	917,509	1,193,809	9,594,702
Uses					
Cost of Sales (w/o inventory)	-	-	(8,212)	(8,212)	(974,711)
R&D / Prototype and Tooling / First Units	(75,000)	(100,000)	(225,000)	(400,000)	(300,000)
IOT Software/App	(34,286)	(45,714)	(100,000)	(180,000)	(120,000)
Website	-	-	(15,000)	(15,000)	(24,000)
People and Team	-	-	(193,500)	(193,500)	(1,393,900)
Professional (Legal/Acct/FDA)	-	-	(67,500)	(67,500)	(97,200)
Marketing	(20,000)	-	(40,000)	(60,000)	(654,477)
Technology	-	-	(90,500)	(90,500)	(18,500)
Insurance	-	-	(17,000)	(17,000)	(42,000)
Other G&A	-	-	(22,000)	(22,000)	(208,000)
Inventory Purchase	-	-	-	-	(3,588,122)
Total Uses	(129,286)	(145,714)	(778,712)	(1,053,712)	(7,420,910)
Ending Cash Balance	147,014	1,300	140,097	140,097	2,313,890

Forward-looking projections cannot be guaranteed.

FAQ

Q: How do you pronounce the name?

A: It's pronounced, "bowie".

Q: Will I be able to use water-soluble botanicals for my creations?

A: Yes, no problem at all.

Q: Can I make candy without infusions?

A: Yes, 100%. Beuhi™ is an automated candy-making appliance.

Q: Are the candy canisters recyclable?

A: Yes. Beuhi™ believes in sound environmental and recycling best practices

Q Can I use my ingredients, like sugar, sprinkles, and nuts, or must I use Beuhi products only?

A: All the candy-making ingredients used will be enclosed within the Beuhi™ pods and formula specifically to work with the Beuhi™ appliance. You will be able to add your own insert/fill/ingredients by adding to the tray before inserting into the appliance as well as use as finishers after your creation is finished and removed from the Beuhi™ appliance.

Q: What is the total time required to make a batch of candy?

A: On average the time it will take to create each batch ranges between 45 minutes to 1 hour, depending on what you are creating.

Q: How many candies can be produced in a single batch?

A: You will be able to make 35-140 pieces of candy depending on which of the 4 cutting mechanisms (provided with the Beuhi™ appliance) you use.

Q: Can I purchase botanicals directly from your marketplace?

A: Beuhi doesn't provide or sell botanicals for infusions. However, the Beuhi App is planned to give you access to numerous brands and products, allowing you to order directly from those brands or retailers.

Q: Will you offer sugar-free, vegan, and gluten-free options?

A: Yes. Beuhi is constantly working on new formulas, flavors, and lifestyle options and plans to include those options within its subscription offering.

Q: How can I determine the correct dosage for my candy? How much of the botanical should I add to the canister?

How much of the botanical should I add to the canister?

A: The Beuhi™ App is planned to include a precision infusion calculator. Simply follow the on-screen instructions, and respond to several prompts (utilizing information typically found on the botanical's label), and the Beuhi™ device will guide you on the precise quantity of botanical to place in the universal pod for accurate botanical dispersion.

Q: What security measures does Beuhi have?

A: Beuhi™ is designed with security at its heart. The device will only work when paired with your smart device. Inside the Beuhi™ App, you will have control over a myriad of security features from the control and operation of your device, to the ability to insert Beuhi™ Pods and the opening or closing of the tray access panel.

CONTACT INFORMATION

Social Media:

Linkedin

Instagram

beuhi™



MAKE YOUR OWN BLISS.

THANK YOU!



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